                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, DC 20549

                                                    FORM 12b-25

                                            NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K |_| Form 20-F  [X] Form 11-K  |_| Form 10-Q   |_| Form 10-D
|_| Form N-SAR    |_| Form N-CSR

         For Period Ended:  December 31, 2005

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-K
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form.  Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  _______________________________

                                                      PART I
                                              REGISTRANT INFORMATION

Full name of registrant   First M&F Corporation
                        -------------------------------

Former name if applicable

Address of principal executive office (Street and number)   134 West Washington Street
                                                         -------------------------------------
City, state and zip code   Kosciusko, Mississippi 39090
                         ---------------------------------

                                                      PART II
                                              RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|               (b)      The subject annual report, semi-annual report, transition report on Form 10-K,
                           20-F, 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                     PART III
                                                     NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the
transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

         Effective at the beginning of the 2005 plan year, the Plan changed its record keeping function to another third party provider. The audit of the 2005 financial statements of the Plan cannot be completed on a timely basis due to delays on the part of this new third party providing complete and correct information and documentation to the Plan and to the Plan's independent registered public accounting firm.

                                                      PART IV
                                                 OTHER INFORMATION

         (1)      Name and telephone number of person to contact in regard to this notification

John G. Copeland                                                                     (662) 289-8594
-------------------------------------------------------------------------------------------------------------------
(Name)                                                                        (Area Code)  (Telephone Number)

         (2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
                                                                                                    |X| Yes  |_| No

         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                    |_| Yes  |X| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                               First M&F Corporation
                                --------------------------------------------------
                                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 29, 2006                                 By:     /s/ John G. Copeland
                                                         ----------------------------------------------------
                                                              John G. Copeland, Chief Financial Officer

         Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                     ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.
1001).